VIA EDGAR

September 8, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Katherine Bagley
Nudrat Salik
Li Xiao

Re:	Alps Global Holding Pubco
Amendment No. 7 to Registration Statement on Form F-4
Filed August 29, 2025
File No. 333-284035

Ladies and Gentlemen:

On behalf of Alps Global Holding Pubco (the “Company,” “we,” “our,” or “us”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 5, 2025 (the “Comment Letter”) with respect to the Amendment No. 7 to the Registration Statement on Form F-4 filed with the Commission on August 29, 2025 (“Amendment No. 7”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. The Company has revised Amendment No. 7 in response to the Staff’s comments and is concurrently submitting Amendment No. 8 to the Registration Statement on Form F-4 (“Amendment No. 8”) with this letter, which reflects these revisions and updates and clarifies certain other information. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 8.

Amendment No. 7 to Registration Statement on Form F-4 filed August 29, 2025

Item 21 Exhibits and Financial Statements Schedules

Exhibit 23.2 and Exhibit 23.5, page II-2

1.	Please provide a currently dated consent from your auditors. Refer to Item 601(b)(23)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed currently dated consents from its auditors as Exhibits 23.2 and 23.5 to this Amendment No. 8.

Very truly yours,

/s/ Say Leong Lim
Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors of Globalink Investment Inc.

Very truly yours,

/s/ Tham Seng Kong
Tham Seng Kong
Chief Executive Officer of Alps Global Holding Pubco